Exhibit 2.1
Dated 17 February 2010
ASSET PURCHASE AGREEMENT
between
ASCENT MEDIA NETWORK SERVICES EUROPE LIMITED
ASCENT MEDIA GROUP LLC
and
DISCOVERY COMMUNICATIONS EUROPE LIMITED
London
99 Bishopsgate
London EC2M 3XF
+44 (0)20 7710 1000 (Tel)
+44 (0)20 7374 4460 (Fax)
www.lw.com

CONTENTS

Clause

1.Interpretation	1
2.Agreement to sell and purchase	8
3.Purchase price	9
4.Completion	10
5.Warranties	11
6.Risk	12
7.Apportionments and prepayments	13
8.Liabilities	14
9.Tax	15
10.The employees	16
11.The Contracts	18
12.Commercial arrangements	20
13.Buyer’s warranties	20
14.Restrictive covenants	21
15.Comfort from Ascent in respect of the covenant of the Seller	23
16.Confidentiality and announcements	24
17.Further assurance	25
18.Assignment	25
19.Whole agreement	25
20.Variation	26
21.Costs	26
22.Notice	26
23.Interest on late payment	28
24.Severance	29
25.Agreement survives completion	29
26.Third party rights	29
27.Successors	29
28.Counterparts	29
29.Governing law and jurisdiction	29

Schedule

Schedule 1 Apportionment of Purchase Price	30

Schedule 2 Completion	31

Schedule 3 Employees	34

Schedule 4 Warranties	35

Part 1: General	35
Part 2: Commercial	37
Part 4: Tax	42
Part 5: IP and Business Information	43

i

ii

THIS AGREEMENT is dated 17 February 2010
Parties
(1)	ASCENT MEDIA NETWORK SERVICES EUROPE LIMITED incorporated and registered in England and Wales with company number 02263617 whose registered office is at 1 Stephen Street, London W1T 1AL (“Seller”).

(2)	DISCOVERY COMMUNICATIONS EUROPE LIMITED incorporated and registered in England and Wales with company number 5039068 whose registered office is at Discovery House, Chiswick Park Building 2, 566 Chiswick High Road, London W4 5YB (“Buyer”).

(3)	ASCENT MEDIA GROUP LLC incorporated and registered in Delaware with company number FEIN: 13-1679856 whose registered office is at 520 Broadway, 5th Floor, Santa Monica, California (“Ascent”).
Background
(A)	The Seller owns and carries on the Business, which consists of the provision of certain media management services, editing services, playout services and certain other technical services to the Buyer at the Premises pursuant to the Services Agreement.

(B)	The Seller has agreed to sell and the Buyer has agreed to purchase the Business (together with the Assets) on a Turnkey Basis on the terms and conditions of this Agreement.

(C)	The Seller and the Buyer have agreed that upon completion of the sale and purchase of the Business the Services Agreement shall terminate as set forth below.

(D)	Ascent is a parent undertaking of the Seller and has agreed to enter into this Agreement to provide assurance to the Buyer in respect of the covenant of the Seller to fulfil its obligations under this agreement.
Agreed terms
1. Interpretation
1.1	The definitions and rules of interpretation in this clause apply in this Agreement.
Acquisition Documents: this Agreement, the Disclosure Letter and any documents entered into pursuant to this Agreement.
Agreement: this asset purchase agreement.
Assets: shall have the meaning given in clause 2.1 of this Agreement.

Assumed Liabilities:
(a)	all liabilities, duties, commitments and obligations of the Seller to be observed performed, paid, discharged or satisfied after the Effective Time in relation to each of the Contracts in accordance with their respective terms;
(b)	those liabilities, duties, commitments and obligations assumed by the Buyer in respect of the Employees pursuant to clause 10; and

(c)	all other debts, obligations and liabilities arising from or attributable to the carrying on of the Business and/or the ownership, occupation and/or use of the Assets after the Effective Time;
but excluding any such debt, obligation or liability:
(i)	which is assumed by the Seller under the express terms of this Agreement,

(ii)	relating to a breach by the Seller or Ascent of any of the warranties or any other terms of this Agreement,

(iii)	falling due for performance, or which should have been performed, before the Effective Time,

(iv)	under a Contract if, and to the extent that, it is not permissible or unlawful for the Buyer to assume such debt, obligation or liability under such Contract,

(v)	arising out of any claims or potential claims that any person may have in respect of the Business or any of the Assets (including the Contracts) or any breach of the Contracts relating to the period prior to the Effective Time,

(vi)	relating to any goods supplied or services provided to the Seller before the Effective Time;

(vii)	relating to the Creditors;

(viii)	relating to the Retained Seller IP; and

(ix)	relating to the Retained Seller Information.
Business: the business of providing services to the Buyer pursuant to the Services Agreement, including but not limited to media management services, editing services, playout services and other technical services, carried on by the Seller at the Premises at the Effective Time.
Business Day: a day (other than a Saturday, Sunday or public holiday) when banks in London are open for business.
Business Information: information, know-how and techniques which is not recorded in tangible form, used by the Seller prior to the Effective Time and used exclusively or predominantly in connection with the Business, but excluding the IP in the Excluded Assets.
Business IP: IP in Software and Materials which are owned by the Seller and used exclusively or predominantly in relation to the Business at the Effective Time which includes but is not limited to all the data relating to the Business within the Xytech booking system, the ScheduleALL system and the TeamSeer system and any tangible information in relation to configuration of such data, but excluding the IP in the Excluded Assets.
Buyer Group: Discovery Communications, Inc and each of its subsidiaries and subsidiary undertakings from time to time including the Buyer.
Buyer’s Solicitors: DLA Piper UK LLP of 3 Noble Street, London EC2V 7EE.
Capital Expenditure Amount: the sum of £53,901.
Claim: a claim under the Warranties.
Companies Acts: the Companies Act 1985 and the Companies Act 2006.
Completion: the performance of all the obligations of the parties to this Agreement under clause 4 (Completion).
Completion Date: the date of this Agreement.
Consequential Damages: any damages awarded for lost profits arising as a result of a breach of this Agreement.
Contracts: the contracts listed in Schedule 7.
Creditors: all trade debts and accrued charges owing by the Seller at the Effective Time to the trade creditors of the Seller to the extent that such debts and charges are owed in connection with the Business.
Demand: any action, award, claim or other legal recourse, complaint, cost, debt, demand, expense, fine, liability, loss, outgoing, penalty and proceeding.
Disclosed: fully, fairly and specifically disclosed to the Buyer in the Disclosure Letter, with sufficient clarity and detail to enable the Buyer to identify clearly and accurately the nature, scope and effect of the matter disclosed.
Disclosure Letter: the letter of the same date as this Agreement from the Seller to the Buyer relating to the Warranties together with any documents annexed to it.
Drop Box: the facility available at the Seller’s premises at 1 Stephen Street, London W1T 1AL to enable the Buyer to have access to UK television commercials which relate to the Business.
Effective Time: 6pm GMT on the Completion Date.
Employees: those employees of the Seller whose details are set out in Schedule 3.
Encumbrance: any mortgage, charge (fixed or floating), pledge, lien, hypothecation, guarantee, trust, right of set-off or other third party right or interest (legal or equitable) including any assignment by way of security, or other security interest, or any other agreement or arrangement having similar effect, but excluding reservation of title and other security interests arising in the ordinary course of business or by operation of law.
Excluded Assets: those assets of the Seller specifically referred to in Schedule 8.
Excluded Employee: any person engaged by the Seller who is not an Employee (including but not limited to any other employee of any member of the Seller Group, freelance workers, contractors, agency and casual workers).
Excluded Liabilities: all liabilities, duties, commitments and obligations of the Seller which are not assumed by the Buyer under the express terms of this Agreement, including but not limited to any Tax for which the Seller is liable, whether or not then due.
Executable Object Code: computer programming code, substantially or entirely in binary form, which is directly executable by a computer after suitable processing but without the intervening steps of compilation for assembly.
Fixed and Moveable Assets: those items of fixed plant and machinery, furniture, utensils, templates, tooling, implements, chattels and equipment, tangible systems, the loose plant, machinery and equipment, fixtures and fittings, desktop computers, spare parts and tooling, all computer hardware (including network and telecommunications equipment, associated preparatory materials and other related documentation) and all physical media and Materials on which or in which any Business IP or Business Information is recorded and all rights attaching to each of the foregoing (including rights under manufacturer warranties in respect of the foregoing), in each case located at the Premises, owned or otherwise held by the Seller and used in relation to the Business as at the Effective Time including those detailed in Schedule 6 but excluding any item which is an Excluded Asset.
Goodwill: the goodwill, custom and connection of the Seller in relation to the Business together with the exclusive right of the Buyer to represent itself as carrying on the Business in succession to the Seller.
Insurance Policies: those insurance policies effected by or on behalf of the Seller in relation to the Business (including the Assets and the Employees) (including any active historic policies which provide cover on occurrence basis).
Interest Rate: interest at a rate equal to 2% per annum above the base lending rate from time to time of National Westminster Bank plc.
IP:
(a)	patents, utility models, registered designs, rights in copyrights (including author’s and neighbouring or related rights, and any metadata howsoever created), database rights, design rights, semiconductor topography rights, mask work rights, trade marks and service marks;

(b)	all registrations or applications to register any of the items detailed in paragraph (a); and

(c)	all rights in the nature of any of the items detailed in paragraph (a) including continuations in part and divisional applications, reputation, personality or image, trade names, business names, brand names, get-up, logos, domain names and URLs, rights in unfair competition, rights to sue for passing-off and all rights having equivalent or similar effect to, and the right to apply for any of, the rights listed in this definition in any jurisdiction.
Materials: any documentation or other written materials in whatever form (including written or electronic documentation), including any reports, specifications, business rules or requirements, designs, manuals, user guides, training materials or instructions, but excludes Software.
Network Connectivity: the network connectivity between the Premises and the Seller’s premises at 1 Stephen Street, London W1T 1AL.
Premises: part of the Ground Floor of Discovery House, Chiswick Park Building 2, 566 Chiswick High Road, London W4 5YB and occupied by the Seller pursuant to the Services Agreement.
Purchase Price: has the meaning given in clause 3.1.
Records: all employee records, all details of warranties and specifications and lists of suppliers and consultants held by the Seller relating to the Business.
Retained Contracts: the contracts the output of which forms part of the transitional services to be provided to Buyer in accordance with the Transitional Services Agreement.
Retained Seller Information: information, know-how and techniques used by the Seller prior to the Effective Time in connection with the Business but excluding the Business Information and the Excluded Assets listed in Schedule 8 Part 1.
Retained Seller IP: IP in the Software and Materials which are owned by the Seller or any member of the Seller Group and used in connection with the Business by the Seller or the Seller Group at the Effective Time but excluding the Business IP and the Excluded Assets listed in Schedule 8 Part 1.
Seller Group: Ascent Media Group LLC and each of its subsidiaries and subsidiary undertakings from time to time including the Seller.
Seller’s Solicitors: Latham & Watkins (London) LLP of 99 Bishopsgate, London EC2M 3XF.
Services Agreement: the Network Origination Services Agreement between the Seller and the Buyer dated 3 July 2007.
Software: any elements of coding or computer programs (including any application interfaces, associated preparatory materials, user manuals and other related documentation and media), including as applicable the Executable Object Code and/or Source Code and without limit to whether the software is operating system software, application software, a tool, firmware or otherwise.
Source Code: computer programming code (other than Executable Object Code) and related system documentation, procedural codes, notes and flowcharts.
Tax or Taxation: all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction; and any penalty, fine, surcharge, interest, charges or costs relating thereto.
Third Party Consent: a consent, licence, approval, authorisation or waiver required from a third party for the conveyance, transfer, assignment or novation in favour of the Buyer of any of the Assets or Assumed Liabilities in terms acceptable to the Seller and the Buyer.
TMD System: system (including Software) developed by Trans Media Dynamics for use in the Business.
Transitional Services Agreement: the transitional services agreement to be entered into between the Seller and the Buyer in the agreed form at Completion.
TUPE: the Transfer of Undertakings (Protection of Employment) Regulations 2006.
Turnkey Basis: the condition of the Business from time to time during the 30 day period prior to the Completion Date such that the Buyer is able to operate the Business in all material respects in the manner in which it was operated by the Seller from time to time during the 30 day period prior to the Completion Date other than where such manner of operation is dependent on the use of those Excluded Assets listed in Part 1 of Schedule 8.
VAT: value added tax.
VATA 1994: Value Added Tax Act 1994.
Warranties: the warranties set out in clause 5 and Schedule 4 (Warranties).
1.2	Clause, schedule and paragraph headings do not affect the interpretation of this Agreement.

1.3	A reference to a clause or a schedule is a reference to a clause of, or schedule to, this Agreement. A reference to a paragraph is to a paragraph of the relevant schedule, and a reference to an appendix is to the relevant appendix to this Agreement.

1.4	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.5	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated.

1.6	A reference to a subsidiary undertaking shall be construed in accordance with section 1162 of the Companies Act 2006 and a reference to subsidiary shall be construed in accordance with section 1159 of the Companies Act 2006.

1.7	Words in the singular include the plural and in the plural include the singular.

1.8	A reference to one gender includes a reference to the other gender.

1.9	A reference to a particular statute, statutory provision or subordinate legislation is a reference to it as it is in force at the date of this Agreement, taking account of any amendment or re-enactment and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it. Provided that, as between the parties, no such amendment or re-enactment shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

1.10	Writing or written includes faxes but not e-mail.

1.11	Documents in agreed form are documents in the form agreed by the parties to this Agreement.

1.12	Where the words include(s) including or in particular are used in this Agreement, they are deemed to have the words “without limitation” following them.

1.13	Any obligation in this Agreement on a person not to do something includes an obligation not to agree or allow that thing to be done.

1.14	Other and otherwise are illustrative and shall not limit the sense of the words preceding them.

1.15	References to times of the day are, unless the context requires otherwise, to London time and references to a day are to a period of 24 hours running from midnight on the previous day.

1.16	Any amount expressed to be in pounds sterling shall, to the extent that it requires, in whole or in part, to be expressed in any other currency in order to give full effect to this Agreement, be deemed for that purpose to have been converted into the relevant currency immediately before the close of business on the date of this Agreement (or, if that is not a Business Day, the Business Day immediately before it). Subject to any applicable legal requirements governing conversions into that currency, the rate of exchange shall be Barclays Bank plc’s spot rate for the purchase of that currency with sterling at the time of the deemed conversion.

1.17	This Agreement incorporates the schedules to it.
2. Agreement to sell and purchase
2.1	Unless expressly provided in this Agreement, the Seller shall sell, and the Buyer shall purchase the Business on a Turnkey Basis and the assets listed below free from all Encumbrances on the Completion Date with effect from the Effective Time:
(a)	the Goodwill;

(b)	the Fixed and Moveable Assets;

(c)	the benefit (subject to the burden) of the Contracts;

(d)	the Business IP;

(e)	its rights in the Business Information;

(f)	the Records;

(g)	all rights, title and interest the Seller has in the Premises; and

(h)	all other assets, contracts and rights owned by or licensed to the Seller in relation to the Business or as otherwise necessary to continue the operation of the Business on a Turnkey Basis, excluding the Excluded Assets (together the “Assets”.)

2.2	The Seller covenants with the Buyer that:
(a)	it has the right to transfer or to procure the transfer of the full legal and beneficial interest in the Assets to the Buyer on the terms set out in this Agreement; and

(b)	it shall at its own expense do everything reasonably required by the Buyer from time to time in order to vest any of the Assets in the Buyer or as otherwise may be necessary to give full effect to this Agreement.

2.3	Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply to the sale and purchase of the Assets.

2.4	The Excluded Assets shall be excluded from the sale under this Agreement.

2.5	The sale and purchase of each of the Assets is interdependent and shall be completed simultaneously.

2.6	The Seller hereby grants to the Buyer a non-exclusive, transferrable, worldwide, royalty-free, perpetual, irrevocable licence (with the right to grant sub-licences) to use the Retained Seller IP and the Retained Seller Information to the extent necessary for the Buyer to carry on the Business and operate the Assets set out in clause 2.1 on a Turnkey Basis.

2.7	The Seller shall not assign its rights under a licence and support agreement in respect of the TMD System to the Buyer and the Buyer acknowledges and agrees that it will procure its own licence and support agreement, with no recourse to the Seller, in respect of the TMD System.

2.8	The Buyer hereby grants to the Seller a non-exclusive, transferrable, worldwide, royalty-free, perpetual, irrevocable licence (with the right to grant sub-licences) to use the Business IP and Business Information to the extent necessary for the Seller and the Seller Group to carry on its business (other than the Business) in the ordinary course on an ongoing basis, the Seller hereby acknowledging that it shall have no recourse to the Buyer in respect of the licence granted pursuant to this clause 2.8.

2.9	The Seller as beneficial owner hereby assigns to the Buyer all the property, right, title and interest throughout the world in and to the Goodwill including all common law rights connected therewith.
3. Purchase price
3.1	The Purchase Price for the Business and the Assets to be paid by the Buyer to the Seller pursuant to this Agreement shall be equal to:
(a)	the aggregate of the values attributed to the Assets as set out in Schedule 1 plus the Capital Expenditure Amount; and

(b)	the Buyer’s undertaking to assume the Assumed Liabilities.

3.2	The amount described in clause 3.1(a) shall be paid in cash on Completion by the Buyer by same day telegraphic transfer to the following Bank account of the Seller: Bank: JP Morgan Chase; Account number 0038960501; IBAN GB21CHAS60924238960501; and Sort Code: 60-92-42

3.3	The Purchase Price shall be apportioned between the Assets in accordance with Schedule 1.

3.4	The Purchase Price shall be deemed to be reduced by the amount of any payment made:
(a)	to the Buyer for a breach of any Warranty; and

(b)	by the Buyer in respect of any Creditor.
4. Completion
4.1	Completion shall take place on the Completion Date:
(a)	at the offices of the Seller’s Solicitors; or

(b)	at any other place agreed in writing by the Seller and the Buyer.
4.2	At Completion:
(a)	the Seller shall comply with its obligations set out in paragraph 1 of Schedule 2; and

(b)	subject to the Seller having complied with such obligations, the Buyer shall:
(i)	pay the sum referred to in clause 3.1(a) to the Seller on account of the Purchase Price;

(ii)	deliver to the Seller a duly executed counterpart of the Transitional Services Agreement; and

(iii)	deliver to the Seller a certified copy of the resolution adopted by the board of directors of the Buyer authorising the execution and delivery by the officers specified in the resolution of this Agreement, and any other documents referred to in this Agreement as being required to be delivered by it.
4.3	The Buyer shall not be obliged to complete the purchase of any of the Assets:
(a)	unless the Seller complies fully with its obligations set out in paragraph 1 of Schedule 2; and

(b)	unless the purchase of all the Assets is completed simultaneously, but so that completion of the purchase of some of the Assets will not affect the rights of the Buyer with respect to the others.
4.4	The Seller shall not be obliged to complete the sale of any of the Assets unless the Buyer complies fully with its obligations set out in clause 4.2(b).

4.5	Following Completion, the Buyer and the Seller shall each comply with their respective obligations set out in Schedule 2.
5. Warranties
5.1	The Buyer enters into this Agreement on the basis of, and in reliance on, the Warranties.

5.2	The Seller warrants to the Buyer that as at the Completion Date and save as and to the extent Disclosed, each of the Warranties is true, accurate and not misleading.

5.3	The Seller shall ensure that nothing is done or omitted to be done which would, at any time before or at Completion, be materially inconsistent with any of the Warranties, breach any of the Warranties or make any of the Warranties untrue or misleading.

5.4	Each of the Warranties is separate and, unless expressly provided to the contrary, is not limited by reference to any other Warranty or anything in this Agreement.

5.5	The Seller undertakes that neither it nor any person claiming under or through it shall:
(a)	make any claim against any of the Employees;

(b)	enforce any right which it may have; or

(c)	raise any defence to any Claim,
in respect of any misrepresentation, inaccuracy or omission (other than one made fraudulently) in or from any information or advice provided by any of the Employees for the purpose of assisting the Seller to make any representation, give any of the Warranties, enter into this Agreement and/or prepare the Disclosure Letter.
5.6	Where a Warranty is qualified by a reference (however expressed) to the knowledge, awareness and/or belief of the Seller, knowledge or awareness of the

Seller shall mean the actual personal knowledge of Damien Carroll and Jose A Royo, on the date of this Agreement, having made reasonable enquiries.

5.7	The Buyer undertakes to the Seller that it has no actual knowledge of any fact matter or circumstance which may give rise to a Claim. For the purposes of this clause 5.7, the actual knowledge of the Buyer shall mean the actual personal knowledge of J Honeycutt and Veronica Cajigas, on the date of this Agreement, having made reasonable enquiries.

5.8	If any amount payable by the Seller in respect of any breach of Warranty is subject to tax in the hands of the Buyer, then the amount payable by the Seller shall, if necessary, be increased so as to ensure that the net position of the Buyer after tax is equal to that which the Buyer would have been in, after tax, had the Warranty in question not been breached.

5.9	The Seller and the Buyer agree that:
(a)	the Purchase Price has been agreed between the Seller and the Buyer on the basis of the sale of the Business on a Turnkey Basis; and

(b)	the allocation of the Purchase Price between each of the Assets (as specified in Schedule 1) shall not limit any amount which may be payable by the Seller to the Buyer in respect of any Claim. Any amount which may be so payable shall be determined, among other things, by reference to the Purchase Price.
5.10	The provisions of Schedule 5 shall limit the liability of the Seller in relation to any Claim.
6. Risk
6.1	The Seller shall continue to carry on the Business for its own benefit and at its own risk up to the Effective Time. The Business and Assets shall be at the risk of the Buyer from the Effective Time.

6.2	The Seller shall maintain all the Insurance Policies in force up to and including the Effective Time and shall further procure after the Effective Time the maintenance of all such Insurance Policies to the extent necessary to keep insured any and all matters relating to the Business and the Assets prior to the Effective Time in respect of any claim brought under the Insurance Policies referable to such matters after the Effective Time.

7. Apportionments and prepayments
7.1	All periodical charges and periodical outgoings of the Business or related to the Assets, including:
(a)	all liabilities in relation to any remuneration payable in respect of the Employees (including salaries, wages, holiday pay, bonus and commission payments, pension contributions, expenses and National Insurance contributions);

(b)	payments to freelance workers, contractors, agency and casual workers;

(c)	liability to Taxation;

(d)	rents, licence fees, royalties and other periodical receipts of the Business; and

(e)	amounts payable under the Contracts,
shall be apportioned between the Seller and the Buyer on a time basis so that such part of the relevant charges attributable to the period ending at the Effective Time shall be borne by the Seller and such part of the relevant charges attributable to the period commencing immediately following the Effective Time shall be borne by the Buyer.

7.2	Within 20 Business Days after the Completion Date the Seller and Buyer shall prepare and endeavour to agree a schedule (Apportionments Schedule) of the apportionments required to be made in accordance with clause 7.1, such Apportionment Schedule to take into account the following:
(a)	the Seller shall make all payments relating to the February payroll and benefits for Employees in relation to the Business on 21 February 2010;

(b)	the Buyer shall reimburse the Seller on a pro rata basis to the extent that any payments made by the Seller under clause 7.2(a) relate to the period following the Effective Time, such reimbursement to be reduced by the aggregate amount of any payments in respect of overtime accruing up to and including the Effective Time which fall due for payment after the Effective Time;

(c)	the Seller shall make payment to the Buyer in respect of the value of any outstanding accrued annual leave entitlement which any of the Employees has carried over from the 2009 calendar year, such value to be calculated by multiplying the hourly rate of the relevant Employee by the number of hours of holiday carried over from 2009 which have not been taken by the Completion Date;
(d)	the Buyer shall pay to the Seller in full any fees payable in respect of services provided to the Buyer under the Services Agreement in February and the Seller shall reimburse the Buyer by way of payment in cash on a pro rata basis to the extent that any such fees paid by the Buyer under this clause 7.2(d) relate to the period following the Effective Time; and

(e)	the Buyer shall reimburse the Seller the sum of £299,078, being the total sum agreed by the Buyer and the Seller as being payable by the Buyer to the Seller in respect of all payments made by the Seller in respect of the Contracts to the extent that such prepayments relate to services to be provided under the Contracts during the period following the Effective Time, such reimbursements having been prorated based on the number of days following the Effective Time to which the prepayment relates.
7.3	If the Buyer and the Seller shall fail to agree the Apportionments Schedule within 20 Business Days, either party may request that the dispute is referred to an independent accountant (“Independent Accountant”). If the Buyer and the Seller shall fail to agree who to appoint as the Independent Accountant within 10 Business Days, either party may apply to the President for the time being of the Institute of Chartered Accountants in England and Wales to appoint the Independent Accountant. The Independent Accountant shall act as an expert not as an arbitrator. The Apportionments Schedule (as adjusted in accordance with the Independent Accountant’s determination) shall (in the absence of fraud or manifest error) be binding on the parties. The reasonable fees of the Independent Accountant shall be borne by the Buyer and the Seller in such proportions as the Independent Accountant may determine.

7.4	Any sum due between the parties pursuant to this clause 7 shall be paid in cash within 10 Business Days of the Apportionments Schedule being agreed or becoming binding on the parties pursuant to clause 7.3.
8. Liabilities
8.1	The Seller shall:
(a)	remain responsible for the Excluded Liabilities; and

(b)	fully indemnify and hold the Buyer harmless against:
(i)	all Demands (including legal and other professional fees and expenses) which the Buyer may suffer, sustain, incur, pay or be put to arising from or in connection with the Excluded Liabilities and shall promptly pay or perform or discharge the Excluded Liabilities in all respects; and

(ii)	all losses, damages and reasonable costs and expenses (including reasonable legal costs and expenses) arising in relation to any Contract to the extent that such Contract is terminated pursuant to clause 11.5.

8.2	The Buyer shall with effect from the Effective Time assume responsibility for and fully indemnify and hold the Seller harmless against all Demands (including legal and other professional fees and expenses) which the Seller may suffer, sustain, incur, pay or be put to arising from or in connection with the Assumed Liabilities and shall promptly pay or perform or discharge the Assumed Liabilities in all respects.
9. Tax
9.1	Subject to confirmation being received from HMRC in accordance with clause 9.2 that VATA 1994 section 49(1) and Article 5 of the Value Added Tax (Special Provisions) Order 1995 will apply to the sale of the Business and Assets under this Agreement, then:
(a)	the Buyer and the Seller will each use all reasonable endeavours to secure that the sale of the Business and Assets under this Agreement is treated as neither a supply of goods nor a supply of services for the purposes of VAT;

(b)	the Buyer declares its intention to use the Assets in carrying on the Business following Completion;

(c)	the Buyer declares that it is or will on Completion be a taxable person for VAT purposes and holds a registration certificate number GB 877 2411 08;

(d)	the Seller and the Buyer will each comply with any notification requirements resulting from the sale of the Business and Assets under this Agreement as required by Schedule 1 to VATA 1994 or as otherwise required by law;

(e)	the Seller will retain the records referred to in VATA 1994 section 49 and the Seller agrees to preserve such records for such period as may be required by law and during that period to permit the Buyer to inspect them in accordance with the terms of this Agreement; and

(f)	the Seller agrees to provide to the Buyer in writing, within 30 days of the date of this Agreement, such information as the Buyer may require for the purposes of complying with its obligations in relation to VAT in respect of the Business and the Assets, in particular under Part XV of the Value Added Tax Regulations 1995 as amended (the “VAT Regulations”) (capital goods scheme) (including details of the relevant values of taxable grants and supplies of goods and services made or to be made to the Seller on or before Completion for or in connection with the acquisition of any Asset and the amount of input tax claimed by the Seller in the first and subsequent intervals under the VAT Regulations) and the Seller warrants that, to the best of its knowledge and belief, such information will, when it is provided, be true and accurate in all respects and acknowledges that the Buyer will rely on such information in complying with the VAT Regulations in respect of any future disposal, transfer, dealing or use of the Assets.
9.2	Confirmation is being sought from HMRC by the Seller as to whether VATA 1994 section 49(1) and Article 5 of the Value Added Tax (Special Provisions) Order 1995 will apply to the sale of the business and assets under this Agreement. If HMRC determines that VAT should be chargeable on the sale under this Agreement or on any part of the sale, the Buyer agrees that (against delivery of appropriate VAT invoices and within 10 Business Days of such receipt) the Buyer will in addition to the Purchase Price pay the amount of any such VAT.
10. The employees
10.1	The parties agree that the sale pursuant to this Agreement will constitute a relevant transfer for the purposes of TUPE and, accordingly, the Seller agrees that it will not terminate the contracts of employment of any of the Employees, which shall be transferred to the Buyer pursuant to TUPE with effect from the Effective Time.

10.2	The parties agree to use reasonable endeavours to comply with their respective obligations under TUPE to inform and consult with the appropriate representatives of the Employees.

10.3	The Seller undertakes to the Buyer:
(a)	that it has complied with and shall, up to Completion, comply with all of its statutory and contractual obligations due to or in connection with the Employees or any body representing them;

(b)	that it has paid and shall pay all sums due and payable in relation to the Employees up to the Effective Time (whether arising under common law, statute or contract) including all remuneration, expenses, national insurance and pension contributions, liability to Taxation and other sums payable in respect of any period up to the Effective Time;

(c)	that is shall not knowingly communicate any incorrect or misleading information to any Employee (or his representative) regarding the transfer or the terms and conditions of employment or working conditions what will apply to the Employees after Completion;

(d)	that it shall use all reasonable endeavours to assist the Buyer in procuring that any freelancers, causal workers, contractors or agency workers working in or providing services to the Business whom the Buyer indicates it wishes to retain following Completion, agree to enter into new contracts with or continue to provide their services to the Buyer following Completion;

(e)	that it has complied and shall comply in all respects with its obligations under regulation 11 and 13 of TUPE to the extent that they arise in the context of the transaction contemplated by this Agreement; and

(f)	to fully indemnify and hold the Buyer harmless against all Demands (including reasonable legal and other professional fees and expenses) which the Buyer may suffer, sustain or incur arising from or in connection with:
(i)	any failure by the Seller to comply with its obligations under TUPE or this clause 10.3 to the extent that such obligations arise in the context of the transaction contemplated by this Agreement save to the extent the failure is as a result of the Buyer’s failure to comply with its obligations under TUPE; and

(ii)	any act or omission by the Seller in relation to any Employee (or his representative) prior to the Effective Time which is deemed to have been done by the Buyer by virtue of TUPE.
10.4	If, as a result of the provisions of TUPE applying in respect of the purchase of the Business by the Buyer, any contract of employment of an Excluded Employee is deemed or alleged to have been effected between such Excluded Employee and the Buyer, or any liability regarding the employment or termination thereof of any Excluded Employee is deemed or alleged to have transferred to the Buyer:
(a)	the Buyer shall, within 10 Business Days of becoming aware of the application or alleged application of TUPE to any such contract or liability, notify the Seller in writing that such contract or liability is deemed or alleged to have transferred;

(b)	the Buyer may, after it has used reasonable endeavours to follow a fair dismissal process, terminate any relevant Excluded Employee’s employment within 20 Business Days of notifying the Seller under clause 10.4(a); and

(c)	provided that the Buyer has complied with its obligations under clauses 10.4(a) and clause 10.4(b), the Seller shall fully indemnify and hold the Buyer harmless against all Demands (including reasonable legal and other professional fees and expenses) which the Buyer may suffer, sustain or incur arising from or in connection with:
(i)	the termination of such Excluded Employee’s employment in accordance with clause 10.4(b);

(ii)	in relation to any Excluded Employee whose employment is terminated in accordance with clause 10.4(b), such Excluded Employee’s employment from the date of the alleged transfer under TUPE until the date of such termination, including the cost of remuneration (including any benefits, statutory deductions and holiday pay in respect of such period); and

(iii)	in relation to any Excluded Employee whose employment is not terminated in accordance with clause 10.4(b), such Excluded Employee’s employment with the Seller before the date of the alleged transfer under TUPE.
10.5	Subject to clause 10.4, the Buyer undertakes to the Seller to assume liability for and to fully indemnify and hold the Seller harmless against all Demands (including reasonable legal and other professional fees and expenses) which the Seller may suffer, sustain or incur arising from or in connection with:
(a)	any action or omission by the Buyer in relation to any Employee (or his representative) on or after the Effective Time;

(b)	the resignation by an Employee, before Completion, as a result only of a proposed change by the Buyer, to the material detriment of that Employee, to the terms and conditions of employment or working conditions to apply to that Employee after Completion save to the extent that such resignation is attributable to or arises out of any breach of clause 10.3(c); or

(c)	any breach by the Buyer of its obligations under regulation 13(4) of TUPE save to the extent the same is referable to a failure on the part of the Seller to comply with its obligations under TUPE or this Agreement; or

(d)	any liability for unlawful discrimination arising directly out of any act or omission of the Buyer in relation to any Employees before Completion.
10.6	Without prejudice to the other provisions of this clause 10, the Seller shall give the Buyer such assistance and information as the Buyer may reasonably request to contest any Demand by any Employee or any Excluded Employee employed or engaged in the Business at or before the Effective Time or any body representing them resulting from or in connection with this Agreement, subject always to the Seller’s obligations under the Data Protection Act 1998.
11. The Contracts
11.1	The Seller shall, with effect from the Effective Time, assign to the order of the Buyer, or procure the assignment to the order of the Buyer, all the Contracts which are capable of assignment without a Third Party Consent.

11.2	If any of the Contracts cannot be assigned or novated without obtaining a Third Party Consent, then the Seller and the Buyer shall use their reasonable endeavours to obtain such consents as soon as reasonably practicable following the date of this Agreement and the Buyer shall, at the reasonable request of the Seller, cooperate with the Seller to obtain such consents.

11.3	Insofar as any of the Contracts cannot be assigned or novated to the Buyer without Third Party Consent and such consent is refused or otherwise not obtained or where any of the Contracts are incapable of transfer to the Buyer by assignment, novation or other means:
(a)	the Seller take all steps necessary to procure that its corporate existence is continued;

(b)	the Seller at the Buyer’s request shall use reasonable endeavours with the co-operation of the Buyer to procure such assignment or novation;

(c)	unless and until any such Contract shall be assigned or novated, the Seller shall hold such Contract on trust for the Buyer absolutely and shall as soon as reasonably practicable and, in any event, within 10 Business Days of receipt account for and pay or otherwise transfer to the Buyer any monies, goods or other benefits received thereunder (which it shall hold as trustee for the Buyer and its successors in title absolutely) without any deduction or set-off;

(d)	the Buyer shall (if sub-contracting is permissible and lawful under the Contract in question), as the Seller’s sub-contractor, perform all the obligations of the Seller under such Contract insofar as such obligations relate to the period following the Effective Time and where sub-contracting is not permissible, the Buyer shall perform such obligations as agent for the Seller insofar as such obligations relate to the period following the Effective Time;

(e)	unless and until any such Contract is assigned or novated, the Seller shall (so far as it lawfully may) give such assistance as the Buyer may reasonably require to enforce any and all or its rights under such Contract; and

(f)	upon any such Third Party Consent being obtained, this Agreement shall constitute an assignment of the benefit (subject to the burden) of the Contract to which the Third Party Consent relates.
11.4	Nothing in this Agreement shall be construed as an assignment or attempted assignment if such assignment or attempted assignment would constitute a breach of such Contract.

11.5	If Third Party Consent to the assignment or novation of a Contract which cannot be assigned or novated without such Third Party Consent is refused, or otherwise not obtained within 90 days of Completion, the Seller may at the Seller’s cost, perform or procure the performance of a replacement service acceptable to the Buyer (acting reasonably) which is equivalent in all material respects to the service provided under the relevant Contract for which the Third Party Consent could not be obtained.

12. Commercial arrangements
12.1	Upon Completion, the Services Agreement shall terminate and shall be of no further effect and the parties shall be released and discharged from their respective obligations under the Services Agreement, save only for (i) the confidentiality obligations of the parties thereunder and (ii) any rights and obligations of the parties accrued prior to Completion specifically relating to:
(a)	any fees or other charges incurred but not paid under the Services Agreement prior to Completion; and

(b)	any claims or potential claims that each of the parties may have arising prior to the Effective Time on the Completion Date pursuant to Section 8 of Exhibit A of the Services Agreement.
All such accrued fees shall be paid by the Buyer to the Seller within 30 days of Completion. The parties agree that this clause 12.1 shall be deemed to be an amendment to the Services Agreement in accordance with clause 13.2 of Exhibit A of the Services Agreement, and that the termination of the Services Agreement shall not give rise to any right of damages or contractual payment in favour of or against any party to the Services Agreement.
12.2	For the avoidance of doubt neither this Agreement nor any of the actions or matters contemplated by this Agreement shall constitute a breach of any of the provisions of the Services Agreement or give rise to any right to terminate such agreement (other than pursuant to clause 12.1 hereof) which shall continue in full force and effect up to Completion.

12.3	Upon Completion, the non-disclosure agreement dated 17 September 2009 and made between the Buyer and the Seller (“NDA”) shall terminate and shall be of no further effect and the parties shall be released and discharged from their respective obligations under the NDA, save for any claims that the parties may have for breach of the NDA prior to Completion.
13. Buyer’s warranties
13.1	The Buyer warrants to the Seller as of the date hereof that:
(a)	it has the legal right, full power and authority and all necessary consents and authorisations to enter into and perform this Agreement and all other Acquisition Documents, each of which constitute, or will when executed constitute, valid and binding obligations on the Buyer in accordance with their respective terms;

(b)	there are no agreements (including its articles of association), arrangements, court orders or any other restrictions of any kind that prohibit or restrict the Buyer’s ability to be bound by the obligations contained in this Agreement;

(c)	no order has been made, no petition has been presented, no meeting has been convened to consider a resolution, and no resolution has been passed, for the winding up of the Buyer or for a provisional liquidator to be appointed in respect of it;

(d)	no administration order has been made and no petition for such an order has been presented in respect of the Buyer;

(e)	no receiver (which expression shall include an administrative receiver) has been appointed in respect of the Buyer;

(f)	the Buyer is not insolvent or unable to pay its debts within the meaning of s.123 Insolvency Act 1986 and has not stopped paying its debts as they fall due;

(g)	no voluntary arrangement has been proposed under s.1 Insolvency Act 1986 in respect of the Buyer;

(h)	no distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of any of the assets of the Buyer;

(i)	no event analogous to the events set-out in clauses 13.1(a) to 13.1(h) has occurred with respect to the Buyer; and

(j)	the execution and delivery of, and the performance by the Buyer of its obligations under, this Agreement will not be or result in a breach of any provision of the memorandum or articles of association of the Buyer.
14. Restrictive covenants
14.1	The Buyer undertakes that, subject to clause 14.5, it shall not and that it shall procure that each member of the Buyer Group shall not during the period of twelve months from the Completion Date offer employment to, enter into a contract for the services of, or attempt to entice away from the Seller or any member of the Seller Group, any individual who is at the time of such offer or attempt, and was at the Completion Date, an employee of the Seller or any member of the Seller Group in the United Kingdom involved in the provision of media management, editing, playout and other technical services of a type similar to those services provided by the Seller to the Buyer under the Services Agreement prior to Completion.

14.2	The undertaking in clause 14.1 is intended for the benefit of the Seller and applies to actions carried out by the Buyer or any member of the Buyer Group in any capacity, whether directly or indirectly, on the Buyer’s own (or any member of the Buyer Group’s) behalf, on behalf of any other person or jointly with any other person.

14.3	The Seller undertakes that, subject to clause 14.5, it shall not and that it shall procure that each member of the Seller Group shall not during the period of twelve months from the Completion Date offer employment to, enter into a contract for the services of, or attempt to entice away from the Buyer or any member of the Buyer Group:
(a)	any Employee; or

(b)	any individual who is at the time of such offer or attempt, and was at the Completion Date, an employee of the Buyer or any member of the Buyer Group in the United Kingdom involved in the provision of media management, editing, playout and other technical services of a type similar to those services provided by the Seller to the Buyer under the Services Agreement prior to Completion.
14.4	The undertaking in clause 14.3 is intended for the benefit of the Buyer and applies to actions carried out by the Seller or any member of the Seller Group in any capacity, whether directly or indirectly, on the Seller’s own (or any member of the Seller Group’s) behalf, on behalf of any other person or jointly with any other person.

14.5	Nothing in this clause 14 shall prohibit the Seller, the Buyer or any other member of the Seller Group or the Buyer Group from making general recruiting advertisements or solicitations for staff that are not specifically targeted at the employees referred to in clauses 14.1 and 14.3, or employing any person who responds to any such advert or solicitation other than in the case of any member of the Seller Group any Employee.

14.6	The undertakings in this clause 14 are considered fair and reasonable by the parties but if any restriction shall be found to be unenforceable but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modification as may be necessary to make it valid and effective.

14.7	For the avoidance of doubt, save as provided in this clause 14, from Completion such party shall be free to compete with the other as it sees fit.

15. Comfort from Ascent in respect of the covenant of the Seller
15.1	In consideration of the Buyer entering into this Agreement, Ascent hereby unconditionally and irrevocably guarantees to the Buyer the due and punctual performance and observance by the Seller of all its obligations, commitments, undertakings, warranties, indemnities and covenants under or pursuant to this Agreement and agrees to indemnify the Buyer against all losses, damages, costs and expenses (including legal costs and expenses) which the Buyer may suffer or incur through or arising from any breach by the Seller of such obligations, commitments, warranties, undertakings, indemnities or covenants. The liability of Ascent under this clause shall not be released or diminished by any rearrangement or alteration of terms (whether of this Agreement or otherwise) or any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.

15.2	If and whenever the Seller defaults for any reason whatsoever in the performance of any obligation or liability undertaken or expressed to be undertaken by the Seller under or pursuant to this Agreement, Ascent shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on the Buyer as it would have received if such obligation or liability had been duly performed and satisfied by the Seller.

15.3	This guarantee and indemnity is to be a continuing security to the Buyer for all obligations, commitments, warranties, undertakings, indemnities and covenants on the part of the Seller under or pursuant to this Agreement and shall not be satisfied, discharged or affected by an intermediate payment or settlement of account by, or change in the constitution or control of, or the insolvency of or winding-up or analogous proceeding relating to the Seller or by any other matter or thing whatsoever.

15.4	Ascent’s liability under clause 15.2 shall not be affected by any arrangements which the Buyer may make either with the Seller or with another person which (but for this clause 15.4) might operate to diminish or discharge the liability of or otherwise provide a defence to a surety.

15.5	This guarantee and indemnity is in addition to and without prejudice to and not in substitution for any rights or security which the Buyer may now or hereafter have or hold for the performance and observance of the obligations, commitments, undertakings, covenants, indemnities and warranties of the Seller under or in connection with this Agreement.

15.6	As a separate and independent stipulation, Ascent agrees that any obligation expressed to be undertaken by the Seller under this Agreement (including any monies expressed to be payable under this Agreement) which may not be enforceable against or recoverable from the Seller by reason of any legal limitation, disability or incapacity or any other fact or circumstance shall nevertheless be enforceable against or recoverable from Ascent as though the same has been incurred by Ascent and Ascent were sole or principal obligor in respect thereof and shall be performed or paid by Ascent on demand.
16. Confidentiality and announcements
16.1	The Seller undertakes to the Buyer to keep confidential all the information that it has acquired about the Buyer and the Buyer Group and all Business Information and to use such information only for the purposes contemplated by this Agreement

16.2	The Buyer undertakes to the Seller to keep confidential the terms of this Agreement and all information that it has acquired about the Seller and the Seller Group and to use the information only for the purposes contemplated by this Agreement

16.3	A party may disclose any information that it is otherwise required to keep confidential under this clause 16:
(a)	to such professional advisers, consultants and employees or officers of its group as are reasonably necessary to advise on this Agreement, or to facilitate the transaction contemplated by this Agreement, provided that the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party; or

(b)	with the written consent of Ascent, in the case of disclosure by the Buyer or the Buyer in the case of disclosure by the Seller or Ascent; or

(c)	to the extent that the disclosure is required:
(i)	by law; or

(ii)	by a regulatory body, tax authority or securities exchange,
but shall use reasonable endeavours to consult Ascent, in the case of disclosure by the Buyer, or the Buyer, in the case of disclosure by the Seller or Ascent, and to take into account any reasonable requests such party may have in relation to the disclosure before making it.
16.4	No announcement, circular or other publicity in connection with the subject matter of this Agreement (other than as permitted by this Agreement) shall be made before or after Completion by or on behalf of the Seller and the Buyer without the approval of the other (such approval not to be unreasonably withheld or delayed).
17.	Further assurance
17.1	The Seller and Ascent shall (at their own expense in respect of any of their obligations, covenants and liabilities under this Agreement, including the transfer of the Assets and the license set out in clause 2.6, or otherwise at the Buyer’s expense promptly execute and deliver all such documents, and do all such things, as the Buyer may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement.

17.2	The obligations of the Seller and Ascent under clause 17.1 shall continue indefinitely (in respect of the transfer of Assets and the license set in clause 2.6) and otherwise for a period of 12 months following the Completion Date.
18.	Assignment

Except as otherwise provided in this Agreement, no party may assign, or grant any Encumbrance over or deal in any way with, any of its rights under this Agreement or any document referred to in it.

19.	Whole agreement
19.1	This Agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any previous arrangement, understanding or agreement between them relating to the subject matter they cover.

19.2	Each of the parties hereto, hereby acknowledges and agrees that in entering into this Agreement and any documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty, promise, forecast or understanding (whether negligently or innocently made) of any person, including any information provided by or on behalf of :
(a)	in the case of the Seller and Ascent, any member of the Buyer Group or any of their respective directors, officers, employees or advisers; and

(b)	in the case of the Buyer, any member of the Seller Group or any of their respective directors, officers, employees or advisers, other than as expressly set out in this Agreement.

19.3	Nothing in this clause operates to limit or exclude any liability for fraud.

20.	Variation
20.1	A variation of this Agreement shall be in writing and signed by or on behalf of each party.

20.2	Any waiver of any right under this Agreement is only effective if it is in writing and signed by the waiving or consenting party and it applies only in the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

20.3	No failure to exercise or delay in exercising any right or remedy provided under this Agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

20.4	No single or partial exercise of any right or remedy under this Agreement shall preclude or restrict the further exercise of any such right or remedy.

20.5	Unless specifically provided otherwise, rights arising under this Agreement are cumulative and do not exclude rights provided by law.
21.	Costs
Unless otherwise provided, all costs and expenses in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.
22.	Notice
22.1	A notice given under this Agreement:
(a)	shall be in writing;

(b)	shall be sent for the attention of the person, and to the address or fax number, given in this clause 22 (or such other address, fax number or person as the relevant party may notify to the party); and

(c)	shall be:
(i)	delivered personally; or

(ii)	delivered by commercial courier; or

(iii)	sent by fax.

22.2	The addresses for service of notice are:

(a)	Ascent Media Network Services Europe Limited

	Address:	1 Stephen Street, London WIT 1AL

	For the attention of:	Damien Carroll/James Watson

	Fax number:	020 7131/6132

with a copy to:

Latham & Watkins (London) LLP

	Address:	99 Bishopsgate, London EC2M 3XF.

	For the attention of:	Michael Bond/Luke Grubb

	Fax number:	020 7374 4460

(b)	Discovery Communications Europe Limited

	Address:	Discovery House, Chiswick Park Building 2, 566 Chiswick High Road, London W4 5YB

For the attention of: Senior Vice President, Operations & Business Services

	Fax number:	+44 (0) 208 811 3219

with a copy to each of:

Discovery Communications, LLC

	Address:	One Discovery Place, Silver Spring, MD 20910

	For the attention of:	Chief Media Technology Officer

	Fax number:	001.240.662.1881

Discovery Communications, LLC

	Address	One Discovery Place, Silver Spring, MD 20910

	For the attention of:	General Counsel

	Fax number:	001.240.662.1485

and

DLA Piper UK LLP

	Address:	3 Noble Street, London EC2V 7EE.

	For the attention of:	Ed Griffiths / Edmund Chan

	Fax number:	020 7796 6363

(c)	Ascent Media Group LLC

	Address:	520 Broadway, 5th Floor, Santa Monica
CA 90401-2420

	For the attention of:	William Niles

	Fax number:	+1 310 434 7002

with a copy to:

Latham & Watkins (London) LLP

	Address:	99 Bishopsgate, London EC2M 3XF.

	For the attention of:	Michael Bond/Luke Grubb

	Fax number:	020 7374 4460

22.3	A notice is deemed to have been received:
(a)	if delivered personally, at the time of delivery; or

(b)	if delivered by commercial courier, at the time of signature of the courier’s receipt; or

(c)	if sent by fax, at the time of transmission; or

(d)	if deemed receipt under the previous paragraphs of this clause 22.3 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a Business Day), when business next starts in the place of receipt.
22.4	To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post, that the envelope containing the notice was properly addressed and posted.
23.	Interest on late payment

Where a sum is required to be paid under this Agreement but is not paid before or on the date the parties agreed, the party due to pay the sum shall also pay interest on that sum at the Interest Rate for the period beginning with that date and ending with the date the sum is paid (and the period shall continue after as well as before judgment). Interest shall accrue on a daily basis and be compounded quarterly.

24.	Severance
24.1	If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

24.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.
25.	Agreement survives completion

This Agreement (other than obligations that have already been fully performed) remains in full force after Completion.
26.	Third party rights

This Agreement and the documents referred to in it are made for the benefit of the parties to them and their successors and permitted assigns, and are not intended to benefit, or be enforceable by, anyone else.

27.	Successors

The rights and obligations of the parties shall continue for the benefit of and shall be binding on their respective successors and assigns.

28.	Counterparts

This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

29.	Governing law and jurisdiction
29.1	This Agreement and any disputes or claims arising out of or in connection with its subject matter or formation (including non-contractual disputes or claims) are governed by and construed in accordance with the law of England.

29.2	The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).
This Agreement has been entered into on the date stated at the beginning of it.

Schedule 1 Apportionment of Purchase Price
[See “List of Omitted Schedules” below.]

Schedule 2 Completion
1.	Actions and obligations at completion
1.1	The Seller shall deliver, or procure delivery, to the Buyer of, or make available to the Buyer:
(a)	a certified copy of the resolution adopted by the board of directors of the Seller (authorising the execution by the Seller of this Agreement and of any other Acquisition Document to which it is party, and appointing the relevant signatory or signatories to sign this Agreement and any such other document on its behalf);

(b)	a certified copy of the consent of the sole member and manager of Ascent (authorising the execution by Ascent of this Agreement and of any other Acquisition Document to which it is party, and appointing the relevant signatory or signatories to sign this Agreement and any such other document on its behalf);

(c)	a bring down certificate in the agreed form;

(d)	physical possession of the Assets capable of passing by delivery including but not limited to the Executable Object Code and the Source Code for software which comprises the Business IP in such form as reasonably required by the Buyer relating to the software, firmware or middleware owned and/or developed by the Seller in relation to the Business;

(e)	any Third Party Consents as the Buyer may reasonably require to vest in the Buyer the benefit of the Assets, subject to clause 11.2;

(f)	any documents of title for the lawful operation the Assets;

(g)	the Contracts;

(h)	the Records;

(i)	the up to date personnel file of each Employee which shall include, without limitation, national insurance and PAYE records, documents relating to absences, working hours, right to work in the UK, disabilities, appraisals, disciplinary proceedings, grievances and the original contract of employment, to the extent that the personnel file includes this information (together with any subsequent written variations);

(j)	an up-to-date list of the freelancers engaged in the Business at the Effective Time; and

(k)	the Transitional Services Agreement duly executed by the Seller.
2.	Actions and obligations after completion
2.1	The Buyer and the Seller shall be entitled to give notice:
(a)	to all or any past and present customers, suppliers and other business contacts of the Business (in each case, as selected by the Buyer) informing them of the sale of the Business and introducing the Buyer as the Seller’s successor in relation to the Business; and

(b)	of the assignment of each Contract assigned pursuant to clause 11 to the person with whom the Seller has entered into such Contract.
Any such notice shall be substantively in the form to be approved by both parties prior to Completion in the agreed form and given in the names of both the Buyer and the Seller.
2.2	The Seller shall promptly pass any correspondence, information, orders or enquiries received by the Seller, or by any member of the Seller Group, on or after Completion relating to the Business or the Assets, to the Buyer.

2.3	Not later than two Business Days after the Completion Date, the Buyer shall send to each of the Employees a letter, in the agreed form, explaining that his employment has been transferred to the Buyer pursuant to TUPE.

2.4	During the period of six years from the Completion Date:
(a)	if any Business Information is not in the possession of the Seller or readily discoverable by the Seller, but is in the possession or under the control of or available to the Buyer or any other member of the Buyer Group then to the extent reasonably necessary for the completion of the Seller Group’s accounts or tax returns or to comply with any other regulatory or legal requirements, the Buyer shall, subject to regulatory requirements, at the Seller’s request on reasonable notice to the Buyer provide, at the Seller’s expense, a copy of such Business Information to the Seller; and

(b)	the Seller shall, at the Buyer’s request on reasonable notice, provide to the Buyer, at the Buyer’s expense, a copy of any books of account, records, documents and information (in whatever form held) to the extent they relate to all or any part of the Business, the Assets or the Employees, to the extent not in the possession of the Buyer or readily discoverable by the Buyer, and in the possession or under the control of or available to the Seller or any other member of the Seller Group,

PROVIDED ALWAYS that nothing in this paragraph 2.4 shall require either party to act or omit to act in any way which would in the sole opinion of the relevant party (acting reasonably) is or is reasonably likely to (i) be prejudicial to the financial position, regulatory position, prospects or commercial interests of any member of the other party’s Group, (ii) invalidate the insurance cover of any member of the other party’s Group, or (iii) involve the disclosures of legally privileged material to a third party or the disclosure of any information to a third party in breach of any confidentiality agreement which is binding on any member of the relevant party’s Group.
2.5	The Buyer undertakes to comply with the Data Protection Act 1998 in relation to its application to the Business and Assets after the Completion Date.

2.6	During the period of two years from the Completion Date, the Seller shall procure that the Network Connectivity is maintained at the Seller’s cost, unless otherwise terminated by either party giving the other a minimum of 120 days prior written notice.

2.7	The Seller shall (at no cost to the Buyer) deliver to the Buyer such of the data relating to the Xytech booking system and the ScheduleALL system as relates to the Business in the format and according to the process and timeline to be agreed between the parties acting in good faith.

Schedule 3 Employees
See separate table of employees’ details attached to this Agreement
[See “List of Omitted Schedules” below.]

Schedule 4 Warranties
Part 1: General
1.	Seller and Ascent capacity
1.1	The Seller and Ascent have the legal right, full power and authority and all necessary consents and authorisations to enter into and perform this Agreement and all other Acquisition Documents, each of which constitute, or will when executed constitute, valid and binding obligations on the Seller in accordance with their respective terms.

1.2	There are no agreements (including their respective articles of association), arrangements, court orders or any other restrictions of any kind that prohibit or restrict the Seller’s ability to sell the Business and Assets on the terms of, and Ascent’s ability to be bound by the obligations contained in, this Agreement.
2.	Insolvency
2.1	No resolution has been passed nor meeting called to consider such resolution, no petition has been presented and no order has been made for the winding up of, or for the appointment of a provisional liquidator to, the Seller or Ascent.

2.2	No application has been made to court for an administration order in relation to the Seller or to Ascent, and no notice of an intention to appoint an administrator of the Seller or Ascent has been given or filed.

2.3	No liquidator, administrator, receiver, receiver and manager, administrative receiver or similar officer has been appointed in relation to the Seller or Ascent or in relation to the whole or any part of the Seller or Ascent’s assets, rights or revenues.

2.4	In relation to the Seller and Ascent:
2.4.1	no voluntary arrangement has been proposed or implemented under section 1 of the Insolvency Act 1986;

2.4.2	no scheme of arrangement has been proposed or implemented under section 425 of the Companies Act 1985 or part 26 of the Companies Act 2006;

2.4.3	no scheme for the benefit of creditors has been proposed or implemented, whether or not under the protection of the court and whether or not involving a reorganisation or rescheduling of debt; and

2.4.4	no proceedings have been commenced under any law, regulation or procedure relating to the reconstruction or adjustment of debts.
2.5	Neither the Seller nor Ascent has stopped or suspended payment of its debts, and neither the Seller nor Ascent is unable or capable of being deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986.

2.6	No distress, execution or other process has been levied on an Asset, and no unsatisfied judgment, order or award is outstanding against the Seller or Ascent.

2.7	No floating charge created by the Seller or Ascent has crystallised and, so far as the Seller or Ascent is aware, there are no facts, matters, events or circumstances which might cause such a floating charge to crystallise.

2.8	No action has been or is being taken by the Registrar of Companies to strike the Seller off the register under section 652 of the Companies Act 1985 or part 31 of the Companies Act 2006.
3.	Ownership of the Assets
3.1	The Assets are legally and beneficially owned by the Seller free from all Encumbrances.

3.2	The Seller has not agreed to give or create, and no claim has been made by any person to be entitled to, any present or future Encumbrance affecting the Business or Assets.

3.3	None of the Assets is the subject of:
3.3.1	any agreement or arrangement for payment on deferred terms, sale or return arrangement or any similar agreement or arrangement; or

3.3.2	any retention of title provisions or similar arrangement.
3.4	The Seller has not been a party to a transaction:
3.4.1	pursuant to or as a result of which any of the Assets is or may be liable to be transferred or re-transferred to another person; or

3.4.2	which gives or may give rise to a right of compensation or other payment in favour of another person in relation to the Assets.
4.	Legal Compliance

The Seller is conducting and has at all times conducted the Business in accordance with all applicable laws and regulations in all material respects.

Part 2: Commercial
1.	Customers and suppliers

The Buyer is the sole customer of the Business and the Business provides no services of any kind whatsoever to any other person.

2.	Nature and terms of the Contracts
2.1	There are no contracts, arrangements or licences (apart from the contracts of employment of the Employees and contracts in respect of insurance) entered into by the Seller relating to the Business and which are necessary for the operation of the Business on a Turnkey Basis other than the contracts the benefit of which shall transfer to the Buyer pursuant to this Agreement. None of the Contracts relating to the Business impose any material non-monetary obligation or liability on any member of the Seller Group.

2.2	True copies of each of the Contracts are Disclosed.

2.3	The Seller has not been notified and is not aware of any actual, intended or proposed amendment to the prices or other terms of any Contract.

2.4	The aggregate liability of the Seller in respect of all contracts that it has entered into in relation to the Business (other than the Contracts) is less than £100,000.

2.5	There are no Third Party Consents required in respect of the Contracts other than those specified in the table in Schedule 7.
3.	Contract compliance and termination
3.1	Each Contract is in full force and effect. Neither the Seller, nor as far as the Seller is aware any other party to a Contract is in breach of any Contract. There are no facts, matters, events or circumstances of which the Seller is aware which might give rise to such a breach and no notice to terminate any Contract has been given or received by the Seller.

3.2	The execution and performance of this Agreement does not and will not: contravene any Contract; or give any third party a right to terminate or in any way vary the terms of any Contract; or cause the loss of any right of, or relieve any person of any obligation to, the Seller under any Contract.
4.	Use, possession and location of the Assets
4.1	The Assets:
4.1.1	are used in the Business; and

4.1.2	together with the Excluded Assets and Retained Contracts, comprise all the assets, contracts and rights owned or used by the Seller for the operation of the Business which are necessary for the Buyer to operate the Business on a Turnkey Basis.

4.2	The Assets (in the case of tangible assets) are situated at the Premises or (in the case of the other Assets) are otherwise in the possession or under the control of the Seller. Details of any such Assets which are not situated at the Premises are Disclosed (including their actual location and the terms upon which they are being held), and such Assets are clearly identified as assets of the Seller at such locations.
5.	Assumed Liabilities

The Assumed Liabilities:
5.1	relate exclusively to, and were incurred in the ordinary and usual course of, the Business;

5.2	are not overdue; and

5.3	are not the subject of any disputes,
and the Seller does not have any right of counterclaim, set-off, withholding or other deduction against them.
6.	Licences and consents

The Seller has obtained all licences, permissions, authorisations and consents necessary to own and operate the Assets and to carry on the Business as carried on at Completion.

7.	Disputes, litigation, offences and investigations

In this paragraph, references to “Seller” include any person for whose acts or defaults the Seller may be vicariously liable.
7.1	In relation to the Business or any of the Assets:
7.1.1	there is no outstanding judgment, order, decree, award, demand or decision from any court, tribunal, arbitrator or governmental or regulatory authority in any jurisdiction against the Seller or by which the Seller, the Business or any of the Assets is bound or subject; and

7.1.2	no facts, matters, events or circumstances exist of which the Seller is aware which are likely to give rise to any dispute or action, claim, proceeding, suit, investigation, arbitration or alternative dispute resolution.
7.2	The Seller has not received any notice that there is or has been any governmental, regulatory or other investigation, enquiry or disciplinary proceedings concerning the Seller in relation to the Business and so far as the Seller is aware none is pending or threatened. No facts, matters, events or circumstances exist of which the Seller is aware which the Seller, acting reasonably, believes are likely to give rise to any such investigation, enquiry or proceedings.

8.	Insurance
8.1	Particulars of all claims made under any insurance policy by or on behalf of the Seller in relation to the Business (including in relation to any Employee or any former employee of the Business) or Assets in the last three years in excess of £25,000 are Disclosed.

8.2	Any facts, events, matters or circumstances which are likely to give rise to any claim under any of the Insurance Policies which have not been notified to the relevant insurers are Disclosed.
9.	Operation of the Business

The Seller has not given any power of attorney nor, so far as it is aware, any other authority (whether express, implied or ostensible) to any person which remains effective to enter into any commitment on its behalf (other than to employees to enter into routine trading contracts in the ordinary and usual course of their duties) in relation to the Business.

10.	Seller related issues
10.1	Other than the Excluded Assets, the Business does not depend on or use any assets, contracts, rights, goods or services owned, used, supplied or provided by a member of the Seller Group which are not being acquired under this Agreement.

10.2	None of the Assumed Liabilities is owed to any member of the Seller Group.
11.	Records

The Records have in all material respects been properly and accurately maintained, are up to date and are in the possession or under the direct control of the Seller and, where they are held by electronic means, are held on and readily accessible via the IT Systems.
12.	IT Systems

In this paragraph 12, “IT Systems” shall mean:
(i)	all Software;

(ii)	all Materials; and

(iii)	all computer hardware (including network and telecommunications equipment), machinery, equipment and systems, which are Fixed and Moveable Assets, that are in productive use in connection with the Business at any time during the 30 day period prior to the Completion Date, but excludes the TMD System which is provided to Buyer on an “as-is, where-is” basis with no warranties or representations whatsoever.

12.1	All of the IT Systems are in the possession or under the control of the Seller and are all comprised within the Assets.

12.2	The Seller has the full right and authority to use the Assets and all such use is within the scope of such right and authority and, subject to obtaining the Third Party Consents such right and authority is freely transferable to the Buyer.

12.3	All Materials included in the Business IP are sufficient to enable a reasonably skilled and experienced user in the same or similar field to make full use of the functionality (currently used by the Business) of the IT Systems and to administer the IT Systems effectively.

12.4	The IT Systems:
12.4.1	are suitable for their current use, are not dangerous and comply with the applicable health and safety laws and regulations;

12.4.2	have adequate capability and capacity and comprise all the hardware, software and other equipment necessary for the requirements of the Business as at Completion;

12.4.3	are in good repair and have been regularly and properly serviced and maintained, are in full working order and are suitable for the purposes of the Business as at the Completion Date;

12.4.4	are configured and maintained to minimise the effects of externally introduced bugs, viruses, logic bombs or other destructive programs, including worms and Trojan horses;

12.4.5	enjoy the benefit of the maintenance and support agreements which have been Disclosed;

12.4.6	are not expected to require replacement or additions due to their condition within the next six months at a cost in excess of £20,000 in aggregate provided the requirements placed on them are not materially increased from the levels existing as at Completion; and

12.4.7	are in such condition that they will permit the Buyer to operate the Business on a Turnkey Basis.
12.5	The Contracts are the only maintenance and support agreements relating to the IT Systems.

12.6	In the last three years, there has not been in relation to the IT Systems:
12.6.1	any breakdown or failure which has caused any material disruption or loss to the Business; or

12.6.2	any breach of security which has had a material adverse effect on the Business.

12.7	All Source Code relating to the software, firmware or middleware owned and/or developed by the Seller in the Business IP is in the possession or under the control of the Seller.

12.8	The Seller has, in relation to the Business, reasonably adequate procedures to ensure internal and external security of the IT Systems.

12.9	As at the Completion Date, all of the IT Systems process data appropriately and operate satisfactorily irrespective of the date or the format of any date related information.
13.	Data protection

The Business will at Completion have in place systems which are in compliance in all material respects with all applicable data protection, privacy and similar laws in the United Kingdom relating to any data processed by it worldwide in relation to the Business, including the UK Data Protection Act 1998.

Part 4: Tax
1.1	The Seller is not involved in any dispute with HMRC or other tax authority concerning any matter which could affect the Business or any of the Assets in any way.

1.2	No security has been given over any of the Assets in favour of HMRC under the provisions of paragraph 4 of schedule 11 to the VAT Act.

1.3	None of the Assets is a capital item the input tax on which may be subject to adjustment under Part XV of the Value Added Tax Regulations 1995.

1.4	The Seller has complied in all material respects with all statutory provisions, rules, regulations, orders and directions in relation to the Business concerning PAYE and NICs, including the making on time of accurate returns and payments, and the Seller has not received any penalty, notice or warning relating to PAYE or NICs.

1.5	None of the Employees has any securities option (as defined in section 420(8) of the Income Tax (Earnings and Pensions) Act 2003) to which section 471 of that Act applies, nor any other interest in any shares or securities where that interest was acquired by virtue of a right or opportunity made available by reason of employment with the Seller or any other member of the Seller Group.

1.6	There is not in existence any employee benefit trust relating to the Seller or the Seller Group which is capable of making payments or providing benefits of any description to any one or more of the Employees or to any former employee of the Business, and no such employee benefit trust will be established by the Seller or any other member of the Seller Group.

Part 5: IP and Business Information
1.	The Seller is the sole legal and beneficial owner of the Business IP, the Business Information, the Retained Seller IP and the Retained Seller Information.

2.	The Business IP, the Business Information and the IP in the Contracts, together with the Retained Seller IP and the Retained Seller Information to be licensed to the Buyer pursuant to clause 2.6, comprise all of the IP required in order to operate the Business on a Turnkey Basis as at the Completion Date.

3.	None of the Business IP:
3.1	is subject to any Encumbrance or licence to a third party; or

3.2	is subject to any other agreement restricting its use or transfer by the Seller.
4.	No Business IP is registrable on a public register.

5.	None of the Business IP nor the Business Information nor any activity, process and/or product of the Business does or has infringed any IP of any third party.

6.	There is not outstanding a notice from any third party alleging any infringement of any IP by the Seller or any member of the Seller Group and there are no facts, matters or statements which might give rise to any such infringement.

7.	The Seller is not aware of any third parties infringing any Business IP or Retained Seller IP or that any third party has infringed any Business IP or Retained Seller IP in the two years preceding the Completion Date and so far as the Seller is aware there are no facts, matters or circumstances which might give rise to any such infringement.

8.	The Business Information and the Retained Seller Information:
8.1	is in the exclusive possession and control of the Seller and is not subject to any third party restriction as to its use, exploitation, disclosure or transfer;

8.2	has been kept confidential by the Seller and has not been disclosed to any third parties other than in the ordinary course of business.
9.	All of the Sellers’ employees have waived any moral rights relating to the Business or Assets irrevocably and unconditionally in favour of the Seller alone and no such person has asserted (and so far as the Seller is aware, no such person shall assert) any moral rights relating to the Business or Assets against the Seller.

10.	The Seller has the full right and authority to licence the Retained Seller IP and the Retained Seller Information on the terms set out in clause 2.6.

Part 6: Employees
1.	Employees of the Business
1.1	All Employees are employed by the Seller exclusively in the Business.

1.2	No Excluded Employee will transfer to the Buyer pursuant to TUPE as part of the transaction contemplated by this Agreement.

1.3	The Seller does not use the services of outworkers, agency workers or persons treated as self-employed, contracted labour or agents in relation to the Business, and no person is currently seconded to or from the Business otherwise than as Disclosed.

1.4	There are no outsourcing agreements or other arrangements in relation to the Business with any third party pursuant to which any employees may transfer to or from the Business upon the termination or expiry of such agreements or arrangements.

1.5	No outstanding offer of a contract of employment has been made to any person with a basic annual salary in excess of £40,000 in relation to the Business which has not yet been accepted, or which has been accepted but the individual’s employment has not yet commenced.

1.6	The functional staff breakdown of the Employees is as set out in the table below:

Function	Number of Employees dedicated to such function
Transmission	30
Ingest	25
Media management	10
Library	10
Engineering	11
Content editors	7
Operations	2
1.7	The Employees do not include any HR, legal or finance services employees of any member of the Seller Group.

1.8	All Employees have all relevant permissions and visas required for them to work in the UK under English law.

1.9	Each Employee worked for the Business throughout the six month period immediately prior to the date of this Agreement.

1.10	No Employee:
(a)	is receiving or is due to receive payment under any sickness or disability or permanent health insurance scheme and there are no such claims pending or threatened in writing; or

(b)	is on secondment, maternity or other statutory leave or otherwise absent from work; or

(c)	is subject to a current formal disciplinary warning or procedure; or

(d)	has raised a written grievance which is still outstanding;

(e)	has objected in writing to the Seller to the transfer of the Business to the Buyer; or

(f)	has any entitlement to any accrued but unused holiday from previous holiday years.
2.	Employee Liability Information

The Seller has provided the Buyer with the information listed in Regulation 11 of TUPE in relation to all the Employees.

3.	Terms of employment
3.1	Subject to the Data Protection Act 1998, the following particulars of the terms of employment of each Employee have been Disclosed and are true, accurate and complete in all material respects:
3.1.1	the Employee’s name, job title, date of birth, start date and, if different, date of commencement of continuous service; and the country in which the Employee works and/or is paid, if the Employee works and/or is paid outside England and Wales;

3.1.2	details of remuneration, including salary, all bonuses, commission, profit sharing arrangements, incentive payments and other payments, share option schemes, insurance schemes and any other contractual or non-contractual benefits or payments whatsoever which the Seller provides or which it is bound to provide (whether now or in the future), and including any payment due or other benefit receivable as a result of or in connection with completion of this Agreement, during periods of sickness, incapacity, disablement or leave or on termination of employment;

3.1.3	the length of notice required to terminate the contract of employment or, if the contract is for a fixed term, the expiry date or the fixed term together with details of any previous renewals;

3.1.4	whether the Employee is on maternity, paternity, parental or adoption leave or secondment or other leave, or has been absent due to ill health or for any other reason for a continuous period of one month or more, or is expected to be absent for a continuous period of one month or more, including particulars of the reasons for absence;

3.1.5	details of any reasonable adjustments currently being made for any Employee who is a disabled person under the Disability Discrimination Act 1995;

3.1.6	a copy of each standard form contract of employment applicable to any of the Employees, together with a list of the Employees such contract applies to. No Employee is employed on terms which differ materially from such standard contracts supplied;

3.1.7	details of any restrictions or permissions applicable to the right of any of Employee to work in the UK.; and

3.1.8	a copy of the contract of any Employee whose aggregate remuneration before tax exceeds £40,000.
3.2	Copies of all material staff handbooks, policies and procedures applicable to any Employee have been Disclosed, including details of the Employees to whom such handbooks, policies and procedures apply.

3.3	The Seller has not made any loan or entered into any similar arrangement with any Employee which remains outstanding.

3.4	The Seller has not made any loan to or entered into any other arrangement with any Employee who is a director, or any connected person of such Employee, which has or should have been approved pursuant to sections 197 to 214 of the Companies Act 2006.

3.5	Since the date of the latest available audited accounts of the Seller as at the Completion Date, the Seller has not changed or agreed to change the terms of employment of any Employee (including any change resulting in or likely to result in an increase in the total annual remuneration payable to or benefits receivable by the Employees, and there are no requests or negotiations for any such change which are likely or expected to take place within the next six months.

3.6	No material amounts due to or in relation to any Employee (including PAYE and national insurance and pension contributions) by the Seller are in arrears or unpaid other than in relation to accrued salary and no material amounts in respect of bonus, commission or profit have accrued (in whole or in part) and due for payment to any Employee.
4.	Termination
4.1	No Employee has given or received notice terminating his contract of employment nor, to the Seller’s knowledge, is any such notice pending or threatened.

4.2	No Employee has been given notice of retirement pursuant to paragraph 2 of Schedule 6 to the Employment Equality (Age) Regulations 2006 in the last 12 months.

4.3	The terms of this Agreement will not entitle any Employee to give notice to terminate his contract of employment and will not entitle any Employee to any additional period of notice.

4.4	There is not in existence any contract of employment with any Employee which cannot be terminated by the Seller giving three months’ notice or less at any time without giving rise to the making of a payment in lieu of notice or a claim for damages or compensation for breach of contract.

4.5	No contract of employment of any person who was wholly or mainly assigned to the Business has been terminated for a reason connected to the transaction contemplated by this Agreement.
5.	Trade unions and employee representatives
5.1	In relation to the Business, the Seller has not entered into any recognition or other agreement with a trade union nor received any request from a trade union for recognition in the last three years, nor has it carried out any act which may reasonably be construed as giving a trade union any legal entitlement in relation to recognition.

5.2	In relation to the Business, the Seller has not received or issued any request for the establishment of information and consultation arrangements under the Information and Consultation of Employees Regulations 2004.
6.	Disputes
6.1	There is no material claim, dispute or liability outstanding with or in relation to any Employee or worker or former employee or worker of the Business, no such claim or dispute has been threatened in writing and there are no facts, matters, events or circumstances known to the Seller which would give rise to such a claim, dispute or liability, including in connection with the employment or termination of employment of any Employee.

6.2	The Seller is not involved in any industrial or trade dispute or negotiation regarding a claim with any trade union or other group or organisation representing the Employees and to the Seller’s knowledge there are no facts, matters, events or circumstances, including the identity of the Buyer which would give rise to such a dispute or claim.
7.	Compliance

In relation to the Employees and any recognised trade union or employee representative of the Employees, the Seller has:
7.1	maintained adequate and suitable records;

7.2	complied in all material respects with all obligations imposed by European Union legislation and UK statutes, statutory instruments and codes of practice or otherwise arising under contract, common law or in equity;

7.3	complied in all material respects with all applicable collective agreements, terms and conditions of employment, codes of conduct and customs and practices; and

7.4	complied in all material respects with all relevant orders and awards made under any statute or by any court or tribunal or the Central Arbitration Committee or the Advisory Conciliation and Arbitration Service.

8.	Enquiries and investigations

There are no enquiries or investigations existing or threatened in writing affecting the Seller and/or the Business in relation to any Employee or group of Employees by the Commission for Equality and Human Rights or the Health and Safety Executive or any other body or bodies with similar functions or powers in relation to any Employee.

9.	The Regulations

In the last three years the Seller has not been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 or TUPE) in relation to the Business.

Part 7: Premises
1.	There are no outstanding rights, obligations, actions, claims or demands between the Seller and any third party affecting or in respect of the Premises.

2.	There is no person who is in occupation nor, so far as the Seller is aware, who has or claims any rights or easements of any kind in respect of the Premises adverse to the estate, interest, right or title of the Seller to the Premises.

3.	The use of the Premises has not changed in the last three years and save as agreed in writing with a member of the Buyer Group there have been no material alterations, extensions or other improvements since such date.

4.	So far as the Seller is aware, the Seller is in compliance with and has at all times in the last two years been in compliance with all applicable statutory and bye-law requirements with respect to the Premises in all material respects.

5.	The Seller has not assigned, sublet, or in any way parted with or shared possession of all or any of the Premises or entered in to any agreement or granted any right to any party other than a member of the Buyer Group in respect of the Premises.

6.	The Seller is not aware of any other matter which has a material adverse effect on the Premises.

Part 8: Pensions
1.	In this part:

“1993 Act” means the Pension Schemes Act 1993; and

“Scheme” means the Ascent Media Group Personal Pension Plan with Axa Sun Life.

2.	Other than under the Scheme, there is not and has not been in operation, and no proposal has been announced to enter into or establish, and the Seller does not contribute, is not bound to contribute either now or in the future and has not contributed to, any agreement, arrangement, scheme, custom or practice (whether enforceable or not, whether or not a registered pension scheme under the Finance Act 2004 and whether or not funded for in advance) for the payment of any pensions, allowances, lump sums or other benefits on death, retirement or termination of employment (whether voluntary or not), or during any period of sickness or disablement, for or in respect of any Employee or any dependant of an Employee.

3.	The Scheme booklet and current details of the rates which the Seller is obliged to contribute in respect of each Employee who is a member of the Scheme, are Disclosed.

4.	The Seller has at all times complied with part 1 of the Welfare Reform and Pensions Act 1999 and the Stakeholder Pension Schemes Regulations 2000.

5.	All benefits (other than lump sum benefits on death in service) payable under the Scheme are money purchase benefits (as defined in section 181 of the 1993 Act).

6.	No Employee or former employee who would have been an Employee had he not been unfairly dismissed in connection with the transaction contemplated by this Agreement has ever had his contract of employment transferred to the Seller from another employer in circumstances where the Transfer of Undertakings (Protection of Employment) Regulations 1981 or TUPE applied and the Employee or the former employee was entitled to defined benefit occupational pension scheme rights in respect of the former employment.

Part 9: Environmental
In this Warranty, the following words and expressions have the following meanings:
Environment: the natural and man-made environment including air, water and land.
Environmental Laws: all applicable laws, statutes, regulations, secondary legislation, bye-laws, common law, directives, treaties and other measures, judgments and decisions of any court or tribunal, codes of practice and guidance notes which are legally binding and in force as at the date of this Agreement in so far as they relate to or apply to the Environment, including Part IIA of the Environmental Protection Act 1990 and any regulations and guidance made or issued thereunder.
Health and Safety Laws: all applicable laws, statutes, regulations, secondary legislation, bye-laws, common law, directives, treaties and other measures, judgments and decisions of any court or tribunal, codes of practice and guidance notes which are legally binding and in force as at the date of this Agreement in so far as they relate to or apply to the health and safety of any person, including the Health and Safety at Work etc. Act 1974, the Control of Asbestos Regulations 2006 and the Construction (Design and Management) Regulations 2007.
1.	The Business has for the last three years been operated in all material respects in compliance with Environmental Laws, and the Business and the Premises comply in all material respects with all conditions, limitations, obligations, prohibitions and requirements contained in any Environmental Laws and, as far as the Seller is aware, there are no facts or circumstances which may lead to any breach of or liability under Environmental Laws.

2.	The Seller has for the last three years operated the Business in compliance with Health and Safety Laws in all material respects and as far as the Seller is aware there have been no claims, investigations or proceedings relating to Health and Safety Laws against the Seller or any of its directors, officers or employees and there are none pending or threatened. As far as the Seller is aware there are no facts or circumstances which the Seller is aware may give rise to any such claim, investigation or proceedings.

Schedule 5 Limitations on claims
[See “List of Omitted Schedules” below.]

[Schedule 5 Limitations on claims continued.]
[See “List of Omitted Schedules” below.]

[Schedule 5 Limitations on claims continued.]
[See “List of Omitted Schedules” below.]

Schedule 6 Fixed and Movable Assets
See separate Asset Register attached to Agreement
[See “List of Omitted Schedules” below.]

Schedule 7 Contracts
[See “List of Omitted Schedules” below.]

[Schedule 7 Contracts continued.]
[See “List of Omitted Schedules” below.]

[Schedule 7 Contracts continued.]
[See “List of Omitted Schedules” below.]

Schedule 8 Excluded Assets
[See “List of Omitted Schedules” below.]

[Schedule 8 Excluded Assets continued.]
[See “List of Omitted Schedules” below.]

Signed by William E. Niles for and on behalf of ASCENT MEDIA
NETWORK SERVICES EUROPE	/s/ William E. Niles
LIMITED	Director

Signed by William E. Niles for and on behalf of ASCENT MEDIA
GROUP LLC	/s/ William E. Niles

Signed by Joseph A. LaSala, Jnr for and on behalf of DISCOVERY
COMMUNICATIONS EUROPE	/s/ Joseph A. LaSala, Jnr
LIMITED	Director

List of Omitted Schedules
     The following schedules to the Asset Purchase Agreement, dated February 17, 2010, between Ascent Media Network Services Europe Limited, Ascent Media Group LLC and Discovery Communications Europe Limited have not been included herein:

Schedule 1:	Apportionment of Purchase Price

Schedule 3:	Employees

Schedule 5:	Limitations on claims

Schedule 6:	Fixed and Movable Assets

Schedule 7:	Contracts

Schedule 8:	Excluded Assets
     The registrant hereby undertakes to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.